                                                          FILED PURSUANT TO RULE
                                            424(B)(2) REGISTRATION NO. 333-87015

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 30, 1999)

                                1,750,000 SHARES

                                     [LOGO]

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                                  COMMON STOCK
                               ------------------

    We are offering 1,750,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "EDE." On December 4, 2001, the last sale price of our common stock, as reported on the New York Stock Exchange, was $20.51 per share.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $20.37     $35,647,500
Underwriting Discount.......................................   $ 0.87     $ 1,522,500
Proceeds to Empire (before expenses)........................   $19.50     $34,125,000

    We have also offered the underwriters the option to purchase up to an additional 262,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Each of the shares being offered by this prospectus supplement and the accompanying prospectus will be accompanied by one preference stock purchase right, which initially will be attached to, and trade with, each share.
                            ------------------------

    We expect that delivery of the shares will be made in New York, New York through the facilities of The Depository Trust Company on or about December 10, 2001.
                            ------------------------

A.G. EDWARDS & SONS, INC.
               JEFFERIES & COMPANY, INC.
                               STIFEL, NICOLAUS & COMPANY
                                       INCORPORATED

                            ------------------------

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 4, 2001

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                               SERVICE TERRITORY

                       [MAP DEPICTING SERVICE TERRITORY]

    We are an operating public utility which generates, purchases, transmits, distributes and sells electricity. We currently serve approximately 150,000 electric customers in our service territory, which covers approximately 10,000 square miles and includes parts of southwest Missouri, southeast Kansas, northeast Oklahoma and northwest Arkansas.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                        PROSPECTUS SUPPLEMENT

Summary Information.........................................  S-1

Use of Proceeds.............................................  S-5

Our Business................................................  S-5

Underwriting................................................  S-12

Legal Opinions..............................................  S-13

Incorporation by Reference..................................  S-14

Forward-Looking Statements..................................  S-14

                              PROSPECTUS

Where You Can Find More Information.........................  2

Forward Looking Statements..................................  2

Information About Empire....................................  3

Information About UtiliCorp.................................  3

Use of Proceeds.............................................  4

Earnings Ratios.............................................  4

Description of Unsecured Debt Securities....................  4

Description of First Mortgage Bonds.........................  11

Description of Common Stock.................................  15

Plan of Distribution........................................  19

Legal Opinions..............................................  21

Experts.....................................................  21

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT INFORMATION YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS IS ACCURATE AS OF THE DATE ON ITS FRONT PAGE ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT WILL APPLY AND WILL SUPERSEDE THAT INFORMATION IN THE PROSPECTUS.

                              SUMMARY INFORMATION

    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE DETAILED INFORMATION CONTAINED IN, AND THE FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES, INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION SET FORTH BELOW ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  OUR COMPANY

    Based in Joplin, Missouri, we are an operating public utility that generates, purchases, transmits, distributes and sells electricity. We currently serve approximately 150,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 450,000. Our corporate offices are located at 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

                                  THE OFFERING

Issuer....................................  The Empire District Electric Company

Securities Offered........................  1,750,000 shares of common stock

Common Stock Outstanding After the
  Offering................................  19,415,219 shares

Current Indicated Annual Common Stock
  Dividend Rate (1).......................  $1.28 per share, payable quarterly

Price Range Per Share of Common Stock
  (January 1, 2001 through December 4,
  2001) (2)...............................  $17.50 - $26.5625

Use of Proceeds...........................  We expect to use the net proceeds to be received from the issuance and sale of the shares to repay short-term
                                            indebtedness, including indebtedness incurred in
                                            connection with our construction program.

------------------------

(1) At the October 2001 meeting of our Board of Directors, the Board declared a dividend of $0.32 per share payable on December 15, 2001 to holders of record on December 1, 2001. Purchasers of shares in this offering will not be entitled to receive this dividend payment.

(2) Our merger agreement with UtiliCorp United, Inc. was terminated on January 2, 2001. The price range per share of common stock from January 3, 2001 through December 4, 2001 was $17.50 - $21.50.

                     CERTAIN SUMMARY FINANCIAL INFORMATION

    The following table is a selection of certain financial information of Empire. This information is taken from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Annual Report") and from our Quarterly Report for the quarter ended September 30, 2001 (the "Third Quarter 2001 Quarterly Report"). Information for the twelve months ended September 30, 2001 is unaudited, but in the opinion of management contains all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results for the interim period presented. See "Where You Can Find More Information" in the accompanying prospectus. We urge you to read these financial statements, together with the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in those documents.

                                                                                        TWELVE
                                                                                        MONTHS
                                                       YEAR ENDED DECEMBER 31,           ENDED
                                                    ------------------------------   SEPTEMBER 30,
                                                      1998       1999       2000         2001
                                                    --------   --------   --------   -------------
                                                                                      (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues................................  $239,858   $242,161   $260,003     $264,617
Operating income..................................    47,371     42,575     45,902       43,184
Net income........................................    28,323     22,170     23,617       13,637
Net income applicable to common stock.............    25,912     19,463     23,617       13,637
Weighted average number of shares of common stock
  outstanding.....................................    16,933     17,238     17,504       17,630
Basic and diluted earnings per weighted average
  share of common stock...........................  $   1.53   $   1.13   $   1.35     $   0.77
Dividends per share of common stock...............      1.28       1.28       1.28         1.28

    In May 1999, we entered into an agreement to merge with UtiliCorp
United, Inc. The merger agreement was terminated in January 2001 by UtiliCorp. Results for the years ended December 31, 1999 and 2000 and the twelve months ended September 30, 2001 reflect costs, expenses and other financial aspects of the proposed merger and its termination and other factors as discussed in our 2000 Annual Report and the Third Quarter 2001 Quarterly Report.

    Holders of our common stock are entitled to dividends if, as, and when declared by the Board of Directors, out of funds legally available therefor, subject to the prior rights of holders of any outstanding cumulative preferred stock and preference stock. Dividends paid by us on our common stock exceeded earnings applicable to common stock for 1999 and the twelve months ended September 30, 2001.

    We anticipate that earnings for the fourth quarter of 2001 will be negatively impacted by unusually warm temperatures in the quarter to date as well as the ongoing maintenance outage at the Asbury generating plant referenced in the Third Quarter 2001 Quarterly Report.

                                 CAPITALIZATION

    The following table summarizes our short-term debt and capitalization at September 30, 2001, and our short-term debt and capitalization as adjusted to give effect to the issuance and sale of the shares and the use of the estimated net proceeds as described under "Use of Proceeds."

                                                                   SEPTEMBER 30, 2001
                                                                       (UNAUDITED)
                                                      ---------------------------------------------
                                                             ACTUAL                AS ADJUSTED
                                                      ---------------------   ---------------------
                                                       AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
                                                      --------   ----------   --------   ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Short-term debt.....................................  $ 63,000                $ 29,100
                                                      ========                ========
First mortgage bonds (1)............................  $188,052      32.90%    $188,052       31.06%
Unsecured debt......................................   100,000      17.50      100,000       16.52
Company-obligated mandatorily redeemable preferred
  securities of a subsidiary trust holding solely
  junior subordinated debentures of Empire..........    50,000       8.75       50,000        8.26
Common stockholders' equity.........................   233,513      40.85      267,413       44.17
                                                      --------     ------     --------     -------
    Total capitalization............................  $571,566     100.00%    $605,466      100.00%
                                                      ========     ======     ========     =======

------------------------

(1) Excludes current maturities consisting of $57.5 million, $37.5 million of which is due July 1, 2002. The remaining $20.0 million was redeemable upon exercise of an option required by its terms to have been exercised prior to October 1, 2001. This option was not exercised and the $20.0 million was reclassified as long-term debt at the end of October 2001.

                              RECENT DEVELOPMENTS

RATE DECISION EFFECTIVE

    On September 21, 2001, the Missouri Public Service Commission issued an order granting us new rates for our Missouri electric customers. As a result of the order, we increased base rates by 8.4% effective October 2, 2001. This increase is designed to provide us with approximately $17.1 million in additional revenue per year and reflects the recovery of construction expenses for the State Line combined cycle generating unit and increased natural gas costs. The Commission's order allowed us to recover substantially all of the construction expenditures associated with the State Line combined cycle generating unit except for $4.1 million, which was determined to be in excess of the original estimate. We expensed this amount in the third quarter of 2001.

    In addition, the order authorizes us to collect an interim energy charge for a two-year period, which we estimate will amount to up to approximately
$19.6 million in revenues annually. We will be required to refund all or a portion of this interim energy charge to our Missouri customers, with interest, to the extent that our actual fuel and purchased power costs over the two-year period are less than an agreed upon amount. In an effort to manage the effects that fuel costs will have on our earnings, in addition to requests for rate relief, we have implemented a long-term procurement strategy to make fuel and purchased power commitments using both physical and financial instruments.

    On October 26, 2001, we filed a request with the Missouri Public Service Commission for an additional annual increase in rates for our Missouri electric customers of approximately $3.6 million to rectify an apparent clerical error in the recent rate order. Although the Commission recognized that an error had occurred, on November 19, 2001 the Commission denied our request. We have appealed that decision.

STATE LINE COMBINED CYCLE UNIT ON-LINE

    Our recently constructed combined cycle unit at the State Line Power Plant was placed into commercial operation on June 25, 2001. The 500 megawatt combined cycle unit is powered by natural gas. Environmentally, combined cycle plants are considered among the cleanest and most efficient types of plants in the industry. We own a 60% interest in this plant (with the remainder owned by a subsidiary of Western Resources, Inc.) and are entitled to 60% of its capacity. This plant should reduce our dependence on purchased power.

NEW GENERATION PLANS ANNOUNCED

    On October 25, 2001, we entered into a contract to purchase two natural gas-fired Twin Pac aero peaking units to be installed at the Empire Energy Center in Jasper County, Missouri with generating capacity of approximately 50 megawatts each. We made an initial payment of $3.4 million at that time. We expect that the first unit will be delivered in October 2002 and be operational by April 2003. The second unit is expected to be delivered in October 2003 and be operational by April 2004. We expect to enter into other contracts for construction and installation of the units, and we estimate we will incur costs for the purchase, construction and installation of these units of approximately $18.8 million in 2002, $25.8 million in 2003 and $7.0 million in 2004.

CHIEF OPERATING OFFICER APPOINTED

    At the October 25, 2001 meeting of our Board of Directors, William L. Gipson was appointed to the newly created position of Chief Operating Officer effective October 25, 2001. Mr. Gipson joined the company in 1981, was named Vice President of Commercial Operations in April 1997 and was elected to the position of Executive Vice President in February 2001.

                                USE OF PROCEEDS

    We expect to receive net proceeds from the sale of the shares, after deducting the underwriting discount and estimated offering expenses, of approximately $33.9 million. We will add the net proceeds from this offering to our general funds and use them to repay short-term indebtedness, including indebtedness incurred in connection with our construction program. At
October 31, 2001, we had approximately $64 million of short-term indebtedness outstanding, bearing interest at a weighted average rate of 3.14% per annum. For further information with respect to our capital requirements, please see the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                  OUR BUSINESS

    SET FORTH BELOW IS A SUMMARY DESCRIPTION OF OUR BUSINESS. A MORE DETAILED DISCUSSION OF OUR BUSINESS CAN BE FOUND IN OUR 2000 ANNUAL REPORT AND THE OTHER DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, WHICH WE URGE YOU TO READ. SEE THE INFORMATION UNDER THE HEADING "INCORPORATION BY REFERENCE" IN THIS PROSPECTUS SUPPLEMENT AND THE INFORMATION UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION" IN THE ACCOMPANYING PROSPECTUS.

    We are an operating public utility which generates, purchases, transmits, distributes and sells electricity. Our service territory covers approximately 10,000 square miles and includes parts of southwest Missouri, southeast Kansas, northeast Oklahoma and northwest Arkansas. The region includes many small towns, and is known for its popular family-oriented vacation destination, Branson, Missouri. Our headquarters location, Joplin, Missouri, ranked lowest in cost of living in the United States in 1999 according to a nationally recognized personal finance magazine, and our electric rates are below the national average.

    The population in our service territory, which currently exceeds 450,000, has grown steadily over the past ten years. The industrial base is diverse and, as a result, we are not dependent upon any single customer or particular industry.

    We also provide water service to three towns in Missouri. In 2000, 99.6% of our gross operating revenues were provided from the sale of electricity and 0.4% from the sale of water. Our unregulated activities include providing monitored security, fiber optic service and decorative lighting.

    In May 1999, we entered into an agreement to merge with UtiliCorp
United, Inc. Under the terms of the agreement, we were required to, and did, redeem $32.6 million of our preferred stock in August 1999. The merger was conditioned, among other things, upon approvals of various federal and state regulatory agencies, with either company having the right to terminate the merger agreement if all regulatory approvals were not obtained by December 31, 2000. All approvals were not received by that date and UtiliCorp notified us on January 2, 2001 that it was terminating the merger agreement.

BUSINESS STRATEGY

    Our goal has been, and continues to be, to provide increasing value to our shareholders while providing outstanding customer service. Additionally, our strategic direction is to invest in utility and non-utility assets that contribute to the profitable provision of electric energy and related services to our economically diverse service territory. We presently plan to:

    - CONTINUE TO EXPAND OUR GENERATING CAPABILITIES. We will continue to invest in facilities for the production and distribution of electricity. Our production facilities (together with capacity and energy we purchase) provide power sufficient to meet customer demand (supported by customer growth averaging 1.7% per year during the past five years and projected to continue at 1.6% per year over the next several years) and, where possible, generate off-system sales opportunities.

    - ACHIEVE OPERATIONAL EXCELLENCE. Our goal is to achieve operational excellence using management expertise and implementation of proven technologies geared to the optimization of our facilities and manpower. We believe that we have an experienced management team which enhances our ability to manage the rate-making process, employ a fuel procurement strategy to manage risk and control operating costs. In addition, we intend to utilize new technologies that will allow us to maintain our quality customer service record and plant reliability while restricting our operating expenses.

    - AUGMENT OUR EXISTING INTEGRATED UTILITY BUSINESS. While deregulation has not occurred in any of the markets that we serve, we plan to continue to build customer loyalty through expanded product offerings by the non-regulated operations of our company. We intend to make prudent investments in non-regulated entities which are complemented by the strengths of our management and other personnel. In addition, we may in the future enlarge our presence beyond our current service territory and diversify our regulatory risk through the acquisition of other utility assets as opportunities arise.

    Since the termination of the proposed merger with UtiliCorp in January 2001, our strategies have included:

    - DEFINING A NEW COMPETITIVE CORPORATE CULTURE. When the proposed merger with UtiliCorp was terminated, we immediately began implementation of a new competitive corporate structure. We first reconfigured our management team by filling vacancies and creating a new senior level position to lead the non-regulated area of our company. In addition, we realigned departments and functions, and we consolidated several of our field offices. Further, we expect to pursue plans to improve and expand our performance-based initiatives for all of our non-union employees.

    - CAPITALIZING ON OUR REGIONAL FOCUS AND LONG-STANDING REPUTATION. We have been serving our current service territory under the Empire name since 1909, a name which we believe is synonymous with quality customer service, as evidenced by our favorable customer satisfaction ratings. We believe this regional focus and long-standing reputation will continue to increase revenues in our regulated businesses and will provide a foundation for our non-regulated products and services.

    - IMPROVING OUR FINANCIAL STRENGTH. Our goal is to enhance our financial strength by increasing our equity ratio to 45% to 50%, improving our bond ratings to their status prior to the proposed merger with UtiliCorp, and improving our cash flow. We have targeted a dividend payout ratio in line with comparable electric utilities while maintaining our current dividend rate. While we intend to strive to achieve these goals, we can give no assurance as to when or whether we will be able to do so.

2000 REVENUES BY STATE

                                                                      PERCENTAGE OF
STATE                                                   REVENUES        REVENUES
-----                                                --------------   -------------
                                                     (IN THOUSANDS)
Missouri...........................................   $    229,496         88.3%
Kansas.............................................         15,393          5.9
Oklahoma...........................................          7,896          3.0
Arkansas...........................................          7,218          2.8
                                                      ------------        -----
    Total..........................................   $    260,003        100.0%
                                                      ============        =====

    We supply electric service at retail to 119 incorporated communities and to various unincorporated areas and at wholesale to four municipally owned distribution systems and two rural electric cooperatives. The largest urban area served is the city of Joplin, Missouri, and its immediate vicinity, with a population of approximately 144,000. We operate under franchises having original terms of

20 years or longer in virtually all of the incorporated communities. Approximately 50% of our electric operating revenues in 2000 were derived from incorporated communities with franchises having at least ten years remaining and approximately 19% were derived from incorporated communities in which our franchises have remaining terms of less than ten years. Although our franchises contain no renewal provisions, in recent years we have obtained renewals of all of our expiring electric franchises prior to the expiration dates. We also provide water service to three incorporated communities in Missouri.

    Over the past ten years, the number of our customers has increased 26% and energy consumption in our service territory has increased 41%.

2000 OPERATING REVENUES BY CUSTOMER CATEGORY

                                                                    PERCENTAGE OF
CUSTOMER CATEGORY                                     REVENUES        REVENUES
-----------------                                  --------------   -------------
                                                   (IN THOUSANDS)
Residential......................................     $108,572           41.8%
Commercial.......................................       77,601           29.9
Industrial.......................................       42,711           16.4
Wholesale........................................       19,580            7.5
Miscellaneous....................................       10,473            4.0
Water............................................        1,066            0.4
                                                      --------          -----
    Total........................................     $260,003          100.0%
                                                      ========          =====

    We also offer electronic monitored security services, generators, surge suppressors, decorative lighting and other energy services. These services represented an insignificant portion of our operating income in 2000.

ELECTRIC GENERATING FACILITIES AND CAPACITY

    Our generating plants consist of:

                                                   CAPACITY
PLANT                                             (MEGAWATTS)       PRIMARY FUEL
-----                                             -----------       ------------
Asbury..........................................          213          Coal
Riverton........................................          136          Coal
Iatan (12% ownership)...........................           80          Coal
State Line Combined Cycle (60% ownership).......          300       Natural Gas
Empire Energy Center............................          170       Natural Gas
State Line Unit No. 1...........................           92       Natural Gas
Ozark Beach.....................................           16          Hydro
                                                   ----------
    Total.......................................        1,007
                                                   ==========

    On July 2, 2001, we announced that the new 350 megawatt expansion to the State Line Power Plant, resulting in a 500 megawatt combined-cycle unit, had been placed into commercial operations. This joint effort with Westar Generating, Inc., a subsidiary of Western Resources, Inc., provided us with approximately 150 megawatts of additional generating capacity.

    We are a member of the Southwest Power Pool, referred to as SPP, a regional reliability council of the North American Electric Reliability Council (NERC), which requires its members to maintain a 12% capacity margin and provides for contingency reserve sharing, regional near real-time security assessment
24 hours per day and many other functions. We have been participating with other utility members in an effort to restructure the SPP to make it a regional transmission organization (RTO). In December 1999, the FERC issued Order
No. 2000 which encourages the development of RTOs. RTOs are designed to control the wholesale transmission services of the utilities in their regions. Order 2000 is intended to continue the process of promoting open and more competitive markets in bulk power sales of electricity. However, on July 12, 2001 the Federal Energy Regulatory Commission stated that the SPP was not large enough to form its own RTO. The FERC, moving toward its goal of dividing the nation's grid into four regional RTOs, ordered the SPP to hold talks with others to consider forming a single Southeast RTO but also acknowledged that the SPP may want to have discussions with the Midwest ISO. On October 19, 2001, the SPP and Midwest ISO announced an agreement for the consolidation of the two organizations into an RTO, which is expected to be completed in the first quarter of 2002. The new organization will operate an interconnected transmission system encompassing over 120,000 megawatts of generation capacity. We cannot predict what effect, if any, this will have on our off-system sales and revenues.

    We currently supplement our on-system generating capacity with purchases of capacity and energy from other utilities in order to meet the demands of our customers and the capacity margins applicable to us under current pooling agreements and NERC rules. We have contracted with Western Resources for the purchase of capacity and energy through May 31, 2010. The 162 megawatts of capacity purchased under these contracts supplements our on-system capacity and contributes to meeting our current expectations of future power needs.

    The following chart sets forth our purchase commitments and our anticipated owned generating capacity (in megawatts) during the indicated contract years.

                        PURCHASED
      CONTRACT            POWER      ANTICIPATED OWNED
      YEAR (1)          COMMITMENT       CAPACITY         TOTAL
---------------------   ----------   -----------------   --------
        2001               162             1007            1169
        2002               162             1007            1169
        2003               162             1057            1219
        2004               162             1107            1269
        2005               162             1107            1269

------------------------

(1) Contract years run from June 1 to May 31 of the following year.

    Minimum charges for capacity purchases under these contracts total approximately $91.0 million in the aggregate for the period June 1, 2001 through May 31, 2006.

    The maximum hourly demand on our system reached a new record high of 1,001 megawatts on August 9, 2001. Our previous record peak of 993 megawatts was established in August 2000. We set a new maximum hourly winter demand of 941 megawatts in December 2000.

    Although we have entered into contracts to satisfy our expected purchased power requirements through 2002, a combination of factors could cause our results of operations to suffer. If the demand for power increases significantly and rapidly (due to weather or other conditions) and either our power plants do not operate as planned or the parties with which we have contracted to purchase power are not able to, or fail to, deliver that power, we would be forced to purchase power on the spot-market. These or other unforeseen costs or events could have a material adverse effect on our future results of operations.

CONSTRUCTION PROGRAM

    Total gross property additions (including construction work in progress) for the three years in the period ended December 31, 2000, amounted to $252.9 million, and retirements during the same period amounted to $14.0 million.

    Our total construction-related expenditures, excluding allowance for funds used during construction, referred to as AFUDC, were $150.9 million in 2000 and $52.7 million for the nine months ended September 30, 2001. We anticipate that construction-related expenditures for the fourth quarter of 2001 will be $8.3 million and through 2004 are estimated for planning purposes to be as follows:

                                                         ESTIMATED CONSTRUCTION EXPENDITURES
                                                 ----------------------------------------------------
                                                 2001(1)      2002       2003       2004      TOTAL
                                                 --------   --------   --------   --------   --------
                                                                    (IN MILLIONS)
New generating facilities......................   $23.9      $18.8      $25.8      $ 7.0      $ 75.4
Additions to existing generating facilities....     5.5       10.5       19.5       27.0        62.5
Transmission facilities........................     7.5       10.1        5.6        5.7        28.9
Distribution system additions..................    20.7       19.2       24.1       21.8        85.8
General and other additions....................     3.5       13.6       10.9        4.6        32.6
                                                  -----      -----      -----      -----      ------
    Total......................................   $61.1      $72.2      $85.9      $66.1      $285.2
                                                  =====      =====      =====      =====      ======

------------------------

(1) Excludes $4.1 million of construction expenditures that were expensed in the third quarter of 2001.

    We currently expect that internally generated funds will provide 100% of the funds required for our construction expenditures in the fourth quarter of 2001. Our projected construction expenditures include costs associated with two Twin Pac aero generating units to be installed at the Empire Energy Center. Additions to our transmission and distribution systems to meet projected increases in customer demand constitute the majority of the remainder of the projected construction expenditures for the periods presented above.

    We review estimated construction expenditures and adjust for, among other things, revised estimates of future capacity needs, the cost and availability of funds necessary for construction and the availability and cost of alternative power. Actual construction expenditures may vary significantly from our estimates as they have in the past due to a number of factors, including changes in equipment delivery schedules, changes in customer requirements, construction delays, ability to raise and cost of capital, environmental matters, the extent to which we receive timely and adequate rate increases, the extent of competition from independent power producers and co-generators, other changes in business conditions and changes in legislation and regulation, including those relating to environmental matters.

FUEL

    Most of our generation is from coal, which generally is considered the most cost-effective fuel for base load generation. The remainder of our electricity is generated by natural gas, oil and hydro. Coal supplied approximately 82.5% of our total fuel requirements in 2000 based on kilowatt-hours generated. The remainder was supplied by natural gas (16.3%), with oil generation providing 1.2%. We expect that the amount and percentage of electricity generated by natural gas will increase due to the placing into commercial operation in June 2001 of the new combined cycle unit at the State Line Power Plant.

    Our Asbury Plant is fueled primarily by coal, with oil being used as startup fuel. The Asbury Plant is currently burning a coal blend consisting of approximately 81% Western coal (Powder River Basin) and 19% blend coal on a tonnage basis. Our average coal inventory target at Asbury is approximately
60 days. As of September 30, 2001, we had sufficient coal on hand to supply anticipated requirements at Asbury for 70 days.

    Our Riverton Plant fuel requirements are primarily met by coal, with the remainder supplied by natural gas and oil. The Riverton Plant is currently burning 100% Western coal (Powder River Basin) on Unit No. 8 and a blend consisting of approximately 75% Western coal (Powder River Basin) and 25% blend coal on Unit No. 7 on a tonnage basis. Our average coal inventory target at Riverton is approximately 60 days. As of September 30, 2001, we had coal supplies on hand to meet anticipated requirements at the Riverton Plant for 54 days.

    We have a contract expiring in 2004 with a subsidiary of Peabody Holding Company, Inc. for the supply of low sulfur Western coal (Powder River Basin) at the Asbury and Riverton Plants during the term of the contract. Peabody supplied coal from the Rochelle/North Antelope mines located in Campbell County, Wyoming is shipped to the Asbury Plant by rail, a distance of approximately 800 miles. The coal is delivered under a transportation contract with Union Pacific Railroad Company and the Kansas City Southern Railway Company. We are currently leasing one 125-car aluminum unit train, which delivers Peabody coal to the Asbury Plant. The 125-car steel unit train owned by us is currently being leased to Union Pacific Railroad Company. The Peabody coal is transported from Asbury to Riverton via truck. Asbury blend coal is currently being supplied under a short-term contract, expiring December 31, 2002, with GENWAL Resources, Inc. This coal is supplied from the Crandall Canyon mine near Huntington, Utah and is transported by rail by the Burlington Northern and Santa Fe Railway Company. The Riverton Plant blend coal is supplied under a contract expiring December 31, 2001, with Phoenix Coal Sales. This contract is currently being renegotiated. The Phoenix coal is transported to Riverton via truck.

    Unit No. 1 at the Iatan Plant is a coal-fired generating unit which is jointly owned by Kansas City Power & Light (70%), UtiliCorp (18%) and us (12%). Low sulfur Western coal in quantities sufficient to meet substantially all of Iatan's requirements is supplied pursuant to a contract between the joint owners and the Thunder Basin Coal Company, which expires on December 31, 2003. The coal is transported by rail under a contract expiring in December 2010, with the Burlington Northern and Santa Fe Railway Company and the Kansas City Southern Railway Company. The remainder of Iatan Unit No. 1's requirements for coal are met with spot purchases.

    Since 1995, our Energy Center and State Line combustion turbine facilities have been fueled primarily by natural gas, with oil being used as a backup fuel. We have a firm agreement with Williams Natural Gas Company, expiring May 2016, for the transportation of natural gas to the State Line Power Plant, which is jointly owned with a subsidiary of Western Resources, Inc. This transportation can also supply natural gas to the Energy Center or the Riverton Plant, as elected by us on a secondary basis. We expect that our remaining gas transportation requirements, as well as the majority of our natural gas supply requirements, will be met by short-term forward contracts with up to five years duration and spot purchases.

    Our target oil inventory at the Energy Center facility increased from three days of full load operation to five days. We currently maintain an oil inventory of approximately six days of full load operation for State Line Unit No. 1.

    The following table sets forth a comparison of the costs, including transportation costs of various types of fuels used in our facilities:

FUEL TYPE                                       1998       1999       2000     2001(1)
---------                                     --------   --------   --------   --------
                                                          (PER MILLION BTU)
Coal--Iatan.................................  $  0.857   $  0.806   $  0.823   $  0.743
Coal--Asbury................................     1.100      1.074      1.076      1.137
Coal--Riverton..............................     1.214      1.222      1.167      1.226
Natural Gas.................................     2.495      2.549      3.349      4.705
Oil.........................................     4.386      3.869      6.117      6.376

------------------------

(1) Through September 30, 2001.

    Our weighted average cost of fuel burned per kilowatt-hour generated was
1.570 cents in 1998, 1.561 cents in 1999, 1.846 cents in 2000 and 1.999 cents in the nine months ended September 30, 2001.

    Natural gas offers distinct advantages over coal (including environmental compliance and the ability to be used in more efficient generating units). However, natural gas prices tend to be more volatile than coal costs. We have initiated a gas procurement and management strategy to minimize the risk associated with gas markets. We can incur losses from the trading of contracts under this strategy. It is also possible that contracts will be purchased and the market price for the fuel, at the time set for delivery, could be lower than the price of fuel previously contracted. Any such losses or cost differences could have a material adverse effect on our results of operations.

FUEL COST RECOVERY

    As noted above under the heading "Summary Information--Recent Developments," the Missouri Public Service Commission issued an order authorizing us (effective in the first week of October 2001) to collect an interim energy charge from our Missouri customers for a two-year period, which we estimate will amount to up to approximately $19.6 million in revenues annually. We will be required to refund all or a portion of this interim energy charge to our Missouri customers, with interest, to the extent that our actual fuel and purchased power costs over the two-year period are less than an agreed upon amount. We recognize revenue, if any, from sales affected by the interim energy charge on a monthly basis. We will recognize only the amount of the interim energy charge that we calculate will be retained by us at the end of the two-year period. Therefore, in any particular month, we will recognize the entire amount of the interim energy charge if our total cost of fuel and purchased power for Missouri sales is above
3.06 cents/Kwh, we will recognize none of the interim energy charge if such total cost is below 2.52 cents/Kwh and we will recognize a ratable portion of the interim energy charge if such total cost is within that range. Under an agreement with the Kansas Commission, entered into in connection with a 1989 rate proceeding, a fuel adjustment clause is not applicable to our retail electric sales in Kansas. Automatic fuel adjustment clauses are presently applicable to retail electric sales in Oklahoma and system wholesale kilowatt-hour sales under FERC jurisdiction. Arkansas has implemented an Energy Cost Recovery Rider that replaces the previous fuel adjustment clause. This rider is adjusted for changing fuel and purchased power costs on an annual basis rather than the monthly adjustment used by the previous fuel adjustment clause.

REGULATION

    As a public utility, we are subject to the jurisdiction of the Missouri Public Service Commission, the State Corporation Commission of the State of Kansas, the Corporation Commission of Oklahoma and the Arkansas Public Service Commission with respect to services and facilities, rates and charges, accounting, valuation of property, depreciation and various other matters. Each such commission has jurisdiction over the creation of liens on property located in its state to secure bonds or other securities. The Kansas Commission also has jurisdiction over our issuance of securities. Our transmission and sale at wholesale of electric energy in interstate commerce and our facilities are also subject to the jurisdiction of the Federal Energy Regulatory Commission, referred to as FERC, under the Federal Power Act. FERC jurisdiction extends to, among other things, rates and charges in connection with such transmission and sale; the sale, lease or other disposition of such facilities and accounting matters.

    Although we attempt to actively manage the rate making process, and we believe we have had recent success in advocating for rate increases, we can offer no assurances as to future success. Despite our requests, these regulatory commissions have sole discretion to leave rates unchanged, grant increases or order decreases in the base rates we charge our customers. In the event that our operating costs increase and we are unable to recover increased costs through base rates, our results of operations could be materially adversely affected. See the information under the heading "Summary Information--Recent Developments" for information concerning recent rate making decisions relating to Empire in Missouri.

                                  UNDERWRITING

    We intend to offer the shares through the underwriters. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
A.G. Edwards & Sons, Inc....................................    875,000
Jefferies & Company, Inc....................................    437,500
Stifel, Nicolaus & Company, Incorporated....................    437,500
                                                              ---------
  Total.....................................................  1,750,000
                                                              =========

    The underwriters have agreed to purchase all of the shares sold under the purchaser agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions addressed to the underwriters. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.50 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the shares of common stock are initially offered to the public, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase shares to cover over-allotments, discussed below.

                                                    PER SHARE   NO EXERCISE   FULL EXERCISE
                                                    ---------   -----------   -------------
Public offering price.............................   $20.37     $35,647,500    $40,994,625
Underwriting discount.............................   $ 0.87     $ 1,522,500    $ 1,750,875
Proceeds, before expenses, to us..................   $19.50     $34,125,000    $39,243,750

    The expenses of the offering, not including the underwriting discount, are estimated at $225,000 and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters to purchase up to 262,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF COMMON STOCK

    For a 120-day period commencing on the closing date, we have agreed that, without the prior written consent of the underwriters, we will not sell or offer to sell, any shares of common stock, other than in connection with our employee and director benefit plans and dividend reinvestment and stock purchase plan.

NEW YORK STOCK EXCHANGE LISTING

    Our common stock is listed on the New York Stock Exchange under the symbol "EDE." The shares offered hereby have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing the shares in the open market. The underwriters may also elect to reduce any short position by exercising all or a part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees for these transactions.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the common stock are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis, Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C.

    As of November 15, 2001 members of Spencer, Scott & Dwyer, P.C. held an aggregate of 5,075 shares of our common stock.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information.

    In addition to the documents incorporated by reference in the section entitled "Where You Can Find More Information" in the accompanying prospectus, we hereby incorporate by reference the description of our preference stock purchase rights as set forth in our Registration Statement on Form 8-A dated July 17, 2000.

    You may request a copy of this filing or any of the filings incorporated by reference in the accompanying prospectus at no cost, by writing or telephoning us at the following address:

    Corporate Secretary
    The Empire District Electric Company
    602 Joplin Street
    Joplin, Missouri 64801
    Tel: (417) 625-5100

    You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

    Certain matters discussed in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address or may address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures, earnings, competition, litigation, our construction program, rate and other regulatory matters, liquidity and capital resources and accounting matters. Forward-looking statements may contain words like "anticipate," "believe," "expect," "project," "objective" or similar expressions to identify them as forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated in such statements include:

    - the cost and availability of purchased power and fuel and the results of our activities to reduce the volatility of such costs (such as hedging);

    - electric utility restructuring, including ongoing state and federal activities;

    - weather, business and economic conditions and other factors which may impact customer growth;

    - operation of our generation facilities;

    - legislation;

    - regulation, including rate relief and environmental regulation (such as NOx regulation);

    - competition, including the impact of deregulation on off-system sales;

    - other circumstances affecting anticipated rates, revenues and costs;

    - the revision of our construction plans and cost estimates;

    - the performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities; and

    - costs and effect of legal and administrative proceedings, settlements, investigations and claims.

    All of these factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time and it is not possible for management to predict all such factors or to assess the impact of each factor on us. Any forward-looking statement speaks only as of the date on which the statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

    We caution you that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in such forward-looking statements.

PROSPECTUS

                                  $150,000,000

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                                  COMMON STOCK
                           UNSECURED DEBT SECURITIES
                              FIRST MORTGAGE BONDS

                               ------------------

    We may offer from time to time:

    - shares of our common stock;

    - our unsecured debt securities, in one or more series; and

    - our first mortgage bonds, in one or more series.

    The aggregate initial offering price of the securities that we offer will not exceed $150,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

    We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

    Our common stock is listed on the New York Stock Exchange under the trading symbol "EDE".

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    Reports, proxy statements and other information concerning Empire can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    Information concerning UtiliCorp United Inc. is available from the same sources as given above with respect to Empire. We have announced plans for a merger of Empire with and into UtiliCorp. Please see "Information About Empire" for more details.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

    - Our Annual Report on Form 10-K for the year ended December 31, 1998.

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

    - Our Proxy Statement for our special meeting of stockholders held on September 3, 1999 which is dated August 2, 1999.

    - The description of our preference stock purchase rights as set forth in our Registration Statement on Form 8-A/A dated June 17, 1999.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

           Corporate Secretary
           The Empire District Electric Company
           602 Joplin Street
           Joplin, Missouri 64801
           Tel: (417) 625-5100

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD LOOKING STATEMENTS

    Certain matters discussed in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures (including those planned in connection with the State Line expansion project), earnings, competition, litigation, rate and other regulatory matters, liquidity and capital resources, Year 2000 readiness (including estimated costs, completion dates, risks and contingency plans) and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as:

    - the cost and availability of purchased power and fuel;

    - a significant delay in the expected completion of, and unexpected consequences resulting from, the merger with UtiliCorp;

    - electric utility restructuring, including ongoing state and federal activities;

    - weather, business and economic conditions;

    - legislation;

    - regulation, including rate relief and environmental regulation (such as NOx regulation);

    - competition, including the impact of deregulation on off-system sales; and

    - other circumstances affecting anticipated rates, revenues and costs.

                            INFORMATION ABOUT EMPIRE

    Based in Joplin, Missouri, we are an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. We currently serve approximately 145,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. We also provide monitored security, fiber optic service and decorative lighting. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 330,000. Our executive offices are located at 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

    On May 11, 1999 we announced that we had entered into an Agreement and Plan of Merger dated as of May 10, 1999 which provides for the merger of Empire with and into UtiliCorp United Inc., with UtiliCorp as the surviving company. The closing of the merger is conditioned, among other things, upon obtaining state and federal regulatory approvals. We expect that all of these conditions will be met and the merger will become effective by the end of 2000. Upon the effective time of merger, all shares of our common stock will be converted into UtiliCorp common stock or cash (in accordance with the terms of the merger agreement) and UtiliCorp will become obligated with respect to all of our outstanding unsecured debt securities and our outstanding first mortgage bonds. For further information relating to the merger and the merger agreement, please see our proxy statement for our special meeting of stockholders held on September 3, 1999, which is incorporated by reference into this prospectus.

                          INFORMATION ABOUT UTILICORP

    UtiliCorp is a multinational energy and energy services company headquartered in Kansas City, Missouri. It has regulated utility operations in eight states and energy operations in New Zealand, Australia, the United Kingdom and Canada. It also owns non-utility subsidiaries involved in energy trading; natural gas gathering, processing and transportation; energy efficiency services and various other energy-related businesses. UtiliCorp's executive offices are located at 20 West Ninth Street, P.O. Box 13287, Kansas City, Missouri 64199-3287, telephone number (816) 421-6600.

    While we have included or incorporated in this prospectus by reference information about UtiliCorp insofar as it is known or reasonably available to us, UtiliCorp is not affiliated with us. Although we have no knowledge that would indicate that statements relating to UtiliCorp contained or incorporated by reference in this prospectus in reliance upon publicly available information are inaccurate or incomplete, we were not involved in the preparation of such information and statements and, for the foregoing reasons, are not in a position to verify any such information or statements.

                                USE OF PROCEEDS

    The proceeds from the sale of the securities will be used as described in the prospectus supplement by which the securities are offered.

                                EARNINGS RATIOS

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                            TWELVE MONTHS                  YEAR ENDED DECEMBER 31,
                                                                ENDED        ----------------------------------------------------
                                                            JUNE 30, 1999      1998       1997       1996       1995       1994
                                                            --------------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges:.......................      3.02x         3.32x      3.01x      3.11x      2.90x      3.16x

    For purposes of calculating these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus the estimated interest portion of rent expense.

    The ratios for future periods will be included in our reports on Forms 10-K and 10-Q. These reports are incorporated by reference into this prospectus at the time they are filed.

                    DESCRIPTION OF UNSECURED DEBT SECURITIES

    The unsecured debt securities will be our direct unsecured general obligations. The unsecured debt securities will be either senior unsecured debt securities, subordinated unsecured debt securities or junior subordinated unsecured debt securities. The unsecured debt securities will be issued in one or more series under the indenture between us and Norwest Bank Minnesota, National Association, as trustee, and under a securities resolution (which may be in the form of a board resolution or a supplemental indenture) authorizing the particular series.

    We have summarized selected provisions of the indenture below. The summary is not complete. The indenture and a form of securities resolution are filed as exhibits to the registration statement of which this prospectus is a part. The securities resolution for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable securities resolution for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily find those provisions. The particular terms of any unsecured debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the unsecured debt securities described below and in the indenture. For a description of the terms of any series of unsecured debt securities, you should also review both the prospectus supplement relating to that series and the description of the unsecured debt securities set forth in this prospectus before making an investment decision.

GENERAL

    The indenture does not significantly limit our operations. In particular, it does not:

    - limit the amount of unsecured debt securities that we can issue under the indenture;

    - limit the number of series of unsecured debt securities that we can issue from time to time;

    - restrict the total amount of debt that we may incur; or

    - contain any covenant or other provision that is specifically intended to afford any holder of the unsecured debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

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    As of the date of this prospectus, there are no unsecured debt securities outstanding under the indenture. The ranking of a series of unsecured debt securities with respect to all of our other indebtedness will be established by the securities resolution creating the series.

    If the merger with UtiliCorp is completed, all outstanding unsecured debt securities will become UtiliCorp's obligations.

    Although the indenture permits the issuance of unsecured debt securities in other forms or currencies, the unsecured debt securities covered by this prospectus will only be denominated in U.S. dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement.

TERMS

    A prospectus supplement and a securities resolution relating to the offering of any series of unsecured debt securities will include specific terms relating to the offering. The terms will include some or all of the following:

    - the designation, aggregate principal amount, currency or composite currency and denominations of the unsecured debt securities;

    - the price at which the unsecured debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

    - the maturity date and other dates, if any, on which the principal of the unsecured debt securities will be payable;

    - the interest rate or rates, if any, or method of calculating the interest rate or rates which the unsecured debt securities will bear;

    - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

    - the manner of paying principal and interest on the unsecured debt securities;

    - the place or places where principal and interest will be payable;

    - the terms of any mandatory or optional redemption of the unsecured debt securities by us, including any sinking fund;

    - the terms of any conversion or exchange right;

    - the terms of any redemption of unsecured debt securities at the option of holders;

    - any tax indemnity provisions;

    - if payments of principal or interest may be made in a currency other than U.S. Dollars, the manner for determining such payments;

    - the portion of principal payable upon acceleration of any discounted unsecured debt security (as described below);

    - whether and upon what terms unsecured debt securities may be defeased (which means that we would be discharged from our obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the unsecured debt securities of the series);

    - whether any events of default or covenants in addition to or instead of those set forth in the indenture apply;

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    - provisions for electronic issuance of unsecured debt securities or for unsecured debt securities in uncertificated form;

    - the ranking of the unsecured debt securities, including the relative degree, if any, to which the unsecured debt securities of such series are subordinated to one or more other series of unsecured debt securities in right of payment, whether outstanding or not;

    - any provisions relating to extending or shortening the date on which the principal and premium, if any, of the unsecured debt securities of the series is payable;

    - any provisions relating to the deferral of payment of any interest; and

    - any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the unsecured debt securities. (Section 2.01)

    We may issue unsecured debt securities of any series as registered unsecured debt securities, bearer unsecured debt securities or uncertificated unsecured debt securities, and in such denominations as we specify in the securities resolution and prospectus supplement for the series. (Section 2.01)

    In connection with its original issuance, no bearer unsecured debt security will be offered, sold or delivered to any location in the United States. We may deliver a bearer unsecured debt security in definitive form in connection with its original issuance only if a certificate in a form we specify to comply with United States laws and regulations is presented to us. (Section 2.04)

    A holder of registered unsecured debt securities may request registration of a transfer upon surrender of the unsecured debt security being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

    We may issue unsecured debt securities under the indenture as discounted unsecured debt securities to be offered and sold at a substantial discount from the principal amount of those unsecured debt securities. Special United States federal income tax and other considerations applicable to discounted unsecured debt securities will be described in the related prospectus supplement. A discounted unsecured debt security is an unsecured debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Sections 1.01 and 2.10)

CONVERSION AND EXCHANGE

    The terms, if any, on which unsecured debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to the series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option. (Section 9.01)

CERTAIN COVENANTS

    Any restrictive covenants which may apply to a particular series of unsecured debt securities will be described in the related prospectus supplement.

RANKING OF UNSECURED DEBT SECURITIES

    Unless stated otherwise in a prospectus supplement, the unsecured debt securities issued under the indenture will rank equally and ratably with our other unsecured and unsubordinated debt. The unsecured debt securities will not be secured by any properties or assets and will represent our unsecured debt.

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    Our first mortgage bonds, which are secured by substantially all of our property, will effectively rank senior to any of our unsecured debt securities to the extent of the value of the property so securing our first mortgage bonds. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds could use this collateral property to satisfy our obligations under the first mortgage bonds before holders of unsecured debt securities would receive any payments. As of June 30, 1999 we had approximately $246.1 million of outstanding first mortgage bonds. If the merger with UtiliCorp is completed, all of UtiliCorp's secured debt also will effectively rank senior to the unsecured debt securities. In addition, the unsecured debt securities would be structurally subordinated to any debt issued by UtiliCorp's subsidiaries.

SUCCESSOR OBLIGOR

    The indenture provides that, unless otherwise specified in the securities resolution establishing a series of unsecured debt securities, we will not consolidate with or merge into another company if we are not the survivor and we will not transfer all or substantially all of our assets to another company unless:

    - that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

    - that company assumes by supplemental indenture all of our obligations under the indenture, the unsecured debt securities and any coupons;

    - all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

    - immediately after the transaction no default exists under the indenture.

    However, the indenture allows us to merge with and into UtiliCorp
United Inc., with UtiliCorp as the survivor, pursuant to an Agreement and Plan of Merger dated as of May 10, 1999, without complying with the above restrictions. In any case, the successor shall be substituted for us as if it had been an original party to the indenture, securities resolutions and unsecured debt securities. Thereafter the successor may exercise our rights and powers under the indenture, the unsecured debt securities and any coupons, and all of our obligations under those documents will terminate. (Section 5.01)

EXCHANGE OF UNSECURED DEBT SECURITIES

    Registered unsecured debt securities may be exchanged for an equal principal amount of registered unsecured debt securities of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered unsecured debt securities at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. The agent may require a holder to pay an amount sufficient to cover any taxes imposed on an exchange of registered unsecured debt securities. (Section 2.07)

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DEFAULTS AND REMEDIES

    Unless the securities resolution establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of unsecured debt securities will occur if:

    - we default in any payment of interest on any unsecured debt securities of that series when the payment becomes due and payable and the default continues for a period of 60 days;

    - we default in the payment of the principal or premium, if any, of any unsecured debt securities of the series when those payments become due and payable at maturity or upon redemption, acceleration or otherwise;

    - we default in the payment or satisfaction of any sinking fund obligation with respect to any unsecured debt securities of the series as required by the securities resolution establishing the series and the default continues for a period of 60 days;

    - we default in the performance of any of our other agreements applicable to the series and the default continues for 90 days after the notice specified below;

    - pursuant to or within the meaning of any Bankruptcy Law (as defined below), we:

        -- commence a voluntary case,

        -- consent to the entry of an order for relief against us in an involuntary case,

        -- consent to the appointment of a custodian for us and for all or substantially all of our property, or

        -- make a general assignment for the benefit of our creditors;

    - a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

        -- is for relief against us in an involuntary case,

        -- appoints a custodian for us and for all or substantially all of our property, or

        -- orders us to liquidate; or

    - there occurs any other event of default provided for in such series. (Section 6.01)

    The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

    A default under the indenture means any event which is, or after notice or passage of time would be, an event of default under the indenture. A default under the fourth bullet point above is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. (Section 6.01)

    If an event of default occurs under the indenture and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the unsecured debt securities of the series to be due and payable immediately.

    The holders of a majority in principal amount of a series of unsecured debt securities, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with

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any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

    If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series. (Section 6.03)

    The trustee may require indemnity satisfactory to it before it performs any duty or exercises any right or power under the indenture or the unsecured debt securities which it reasonably believes may expose it to any loss, liability or expense. (Section 7.01) With some limitations, holders of a majority in principal amount of the unsecured debt securities of the series may direct the trustee in its exercise of any trust or power with respect to that series. (Section 6.05) Except in the case of default in payment on a series, the trustee may withhold notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. (Section 7.04) We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.
(Section 4.04)

    The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including our first mortgage bonds or any other series of unsecured debt securities, would not constitute an event of default under the indenture. A securities resolution, however, may provide for a cross-default provision. In that case, the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

    The indenture and the unsecured debt securities or any coupons of the series may be amended, and any default may be waived as follows:

    Unless the securities resolution provides otherwise, in which event the prospectus supplement will describe the revised provision, we and the trustee may amend the unsecured debt securities, the indenture and any coupons with the written consent of the holders of a majority in principal amount of the unsecured debt securities of all series affected voting as one class.
(Section 10.02)

    However, without the consent of each unsecured debt security holder affected, no amendment or waiver may:

    - reduce the principal amount of unsecured debt securities whose holders must consent to an amendment or waiver;

    - reduce the interest on or change the time for payment of interest on any unsecured debt security (except an election to defer interest in accordance with the applicable securities resolution);

    - change the fixed maturity of any unsecured debt security (subject to any right we may have retained in the securities resolution and described in the prospectus supplement);

    - reduce the principal of any non-discounted unsecured debt security or reduce the amount of the principal of any discounted unsecured debt security that would be due on acceleration thereof;

    - change the currency in which the principal or interest on an unsecured debt security is payable;

    - make any change that materially adversely affects the right to convert or exchange any unsecured debt security; or

    - change the provisions in the indenture relating to waiver of past defaults or relating to amendments with the consent of holders (except to increase the amount of unsecured debt

                                       9
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      securities whose holders must consent to an amendment or waiver or to provide that other provisions of the indenture cannot be amended or waived without the consent of each holder affected thereby).

    Without the consent of any unsecured debt security holder, we may amend the indenture or the unsecured debt securities:

    - to cure any ambiguity, omission, defect or inconsistency;

    - to provide for the assumption of our obligations to unsecured debt security holders by the surviving company in the event of a merger or consolidation requiring such assumption;

    - to provide that specific provisions of the indenture shall not apply to a series of unsecured debt securities not previously issued;

    - to create a series of unsecured debt securities and establish its terms;

    - to provide for a separate trustee for one or more series of unsecured debt securities; or

    - to make any change that does not materially adversely affect the rights of any unsecured debt security holder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Unsecured debt securities of a series may be defeased at any time in accordance with their terms and as set forth in the indenture and described briefly below, unless the securities resolution establishing the terms of the series otherwise provides. Any defeasance may terminate all of our obligations (with limited exceptions) with respect to a series of unsecured debt securities and the indenture ("legal defeasance"), or it may terminate only our obligations under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

    We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option. If we exercise our legal defeasance option, that series of unsecured debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, that series of unsecured debt securities may not be accelerated by reference to any restrictive covenants which may be applicable to that particular series. (Section 8.01)

    To exercise either defeasance option as to a series of unsecured debt securities, we must:

    - irrevocably deposit in trust (the "defeasance trust") with the trustee under the indenture or another trustee money or U.S. government obligations;

    - deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment, will provide cash at the times and in the amounts necessary to pay the principal, premium, if any, and interest when due on all unsecured debt securities of the series to maturity or redemption, as the case may be; and

    - comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

    U.S. government obligations are direct obligations of (a) the United States or (b) an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case
(a) or (b), have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option. It also includes certificates representing an ownership interest in such obligations. (Section 8.02)

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REGARDING THE TRUSTEE

    Norwest Bank Minnesota, National Association will act as trustee and registrar for unsecured debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, Norwest will also act as transfer agent and paying agent with respect to the unsecured debt securities. (Section 2.03) We may remove the trustee with or without cause if we so notify the trustee three months in advance and if no default occurs during the three-month period. (Section 7.07)

                      DESCRIPTION OF FIRST MORTGAGE BONDS

    The first mortgage bonds will be issued as one or more new series under the Indenture of Mortgage and Deed of Trust, dated as of September 1, 1944, between us and Harris Trust and Savings Bank ("Principal Trustee") and State Street Bank and Trust Company of Missouri, N.A., as trustees, as heretofore amended and supplemented and as to be supplemented by a supplemental indenture for each series of first mortgage bonds. In this prospectus, we refer to the original indenture as so amended and supplemented as the "mortgage."

    We have summarized selected provisions of the mortgage below. The summary is not complete. The mortgage (including certain supplemental indentures) are filed as exhibits to the registration statement of which this prospectus is a part. The supplemental indenture for each new series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable supplemental indenture for provisions that may be important to you. In the summary below, we have included references to section numbers in the mortgage so that you can easily find those provisions. The particular terms of any first mortgage bonds we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the first mortgage bonds described below and in the mortgage. For a description of the terms of any series of first mortgage bonds, you should also review both the prospectus supplement relating to that series and the description of the first mortgage bonds set forth in this prospectus before making an investment decision.

GENERAL

    Each series of first mortgage bonds will mature on the date or dates and bear interest, payable semi-annually, at the rate or rates set forth, or determined as set forth, in the prospectus supplement by which the series of first mortgage bonds is offered.

    We have has designated the principal office of Harris Trust and Savings Bank in the city of Chicago, Illinois, as our office or agency where principal, premium (if any), and interest on the first mortgage bonds will be payable. Unless the prospectus supplement with respect to a series of first mortgage bonds provides otherwise, interest on that series of first mortgage bonds will be paid to the person in whose name such first mortgage bond is registered at the close of business on the 15th day of the month preceding the interest payment date in respect thereof. The first mortgage bonds will be issued as fully registered bonds, without coupons, in denominations of $1,000 and integral multiples thereof. The first mortgage bonds will be transferable without any service or other charge by us or the principal trustee except stamp or other taxes and other governmental charges, if any. (Article I of the supplemental indenture relating to each series of first mortgage bonds.)

    If the merger with UtiliCorp is completed, all outstanding first mortgage bonds will become UtiliCorp's obligations.

SECURITY

    The first mortgage bonds will rank equally, except as to any sinking fund or similar fund provided for a particular series, with all bonds at any time outstanding under the mortgage. In the opinion of

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our counsel, Spencer, Scott & Dwyer, P.C., the mortgage constitutes a first mortgage lien on substantially all the fixed property and franchises owned by us, other than property specifically excepted, subject only to permitted encumbrances as defined in the mortgage and, as to after-acquired property, to liens thereon existing or liens placed thereon at the time of acquisition for unpaid portions of the purchase price. The principal properties subject to the lien of the mortgage are the electric properties that we own. (Granting and Habendum Clauses and Sections 1.04 and 1.05)

    The mortgage contains restrictions on

    - the acquisition of property (other than electric equipment subject to chattel mortgages or similar liens) subject to a prior lien securing indebtedness exceeding 60% of the sum of the fair value of the property and 166 2/3% of the amount of bonds issuable on the basis of property additions; and

    - the issuance of bonds, withdrawal of cash or release of property on the basis of property additions; subject to a prior lien and prior lien bonds.

    In addition, indebtedness secured by a prior lien on property at the time of its acquisition may not be increased unless the evidences of such increases are pledged with the principal trustee. (Sections 1.05, 4.16, 4.18 and 4.20)

    If the merger with UtiliCorp is completed, the first mortgage bonds will continue to be secured by the property that was ours prior to the merger and by any additions or improvements to that property.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

    The mortgage limits the aggregate principal amount of the bonds at any one time outstanding to $1,000,000,000. (Section 2.01, as amended by the fourteenth supplemental indenture)

    Additional first mortgage bonds may be issued under the mortgage in a principal amount equal to

    (a) 60% of net property additions (as defined in the mortgage) acquired or constructed after September 1, 1944;

    (b) the principal amount of certain retired bonds or prior lien bonds; and

    (c) the amount of cash deposited with the principal trustee. (Article 3 of the mortgage)

    No bonds may be issued as provided in clauses (a) and (c) above, nor as provided in clause (b) above with certain exceptions, unless our net earnings (as defined in Section 1.06 of the mortgage) are at least two times the annual interest on all first mortgage bonds (including the first mortgage bonds proposed to be issued) and indebtedness secured by a prior lien. (Article 3) Net earnings are computed without deduction of

    - income and profits taxes (as defined in the mortgage);

    - expenses or provisions for interest on any indebtedness, or for any sinking or similar fund for retirement of indebtedness; or

    - amortization of debt discount and expense. (Section 1.06)

    Property additions must consist of property used or useful in the electric business acquired or constructed by us after September 1, 1944. (Section 1.05)

    We may withdraw cash deposited under clause (c) above in an amount equal to the first mortgage bonds issuable pursuant to clauses (a) and (b) above without regard to net earnings, or we may apply that cash to the purchase or redemption of first mortgage bonds of any series designated by us. (Sections 3.09, 3.10 and 8.11)

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REDEMPTION PROVISIONS

    Any provisions relating to the optional and mandatory redemption by us of each series of first mortgage bonds will be as set forth in the prospectus supplement by which each such series is to be offered.

    Supplemental indentures under which certain outstanding series of first mortgage bonds were issued allow the holders of those bonds to require us to redeem or purchase them under certain circumstances. Provisions providing for mandatory redemption of any series of first mortgage bonds upon demand by the holders thereof will be as set forth in the prospectus supplement by which each such series is to be offered.

    Sinking fund provisions applicable to a series of first mortgage bonds, if any, will be as set forth in the prospectus supplement by which such series is to be offered.

MAINTENANCE AND REPLACEMENT FUND

    The mortgage does not provide for a maintenance and replacement fund for any series of first mortgage bonds.

DIVIDEND RESTRICTION

    So long as any of the existing first mortgage bonds are outstanding, we will not declare or pay any dividends (other than dividends payable in shares of our common stock) or make any other distribution on, or purchase (other than with the proceeds of additional common stock financing) any shares of, our common stock if the cumulative aggregate amount thereof after August 31, 1944 (excluding the first quarterly dividend of $98,000) would exceed the earned surplus accumulated after August 31, 1944. (Section 4.11, as continued by the supplemental indentures relating to the existing first mortgage bonds and as amended by the thirtieth supplemental indenture) Unless the merger with UtiliCorp is completed, the August 31, 1944 dates in the prior sentence shall be replaced by the date of succession in the event that another company succeeds to our rights and liabilities by way of a merger or consolidation. If we choose to continue this dividend restriction in a new series of first mortgage bonds issued with this prospectus, the prospectus supplement and supplemental indenture relating to that series will so state.

EVENTS OF DEFAULT

    The mortgage provides generally that the following events constitute defaults under the mortgage:

    - failure for 60 days to pay any interest due on any outstanding first mortgage bonds;

    - failure to pay when due the principal of any outstanding first mortgage bonds or the principal of or interest on any outstanding prior lien bonds;

    - failure to perform or observe for 90 days after notice of such failure any other of the covenants, agreements or conditions of the mortgage (including the supplemental indentures) or any of the outstanding first mortgage bonds; and

    - the occurrence of insolvency, bankruptcy, receivership or similar events. (Section 9.01)

    Upon the occurrence and continuation of a default, either of the trustees, or the holders of not less than 25% in principal amount of the outstanding first mortgage bonds may declare the first mortgage bonds immediately due and payable, but the holders of a majority in principal amount of the first mortgage bonds may rescind a declaration and its consequences if that default has been cured. (Section 9.01)

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    The holders of not less than 75% in principal amount of the outstanding first mortgage bonds (including not less than 60% in aggregate principal amount of first mortgage bonds of each series) may waive any default under the mortgage, except a default in payment of principal of, or premium or interest on, the first mortgage bonds and a default arising from the creation of any lien prior to or on a parity with the lien of the mortgage. (Section 9.21)

    We are required to file with the principal trustee such information, documents and reports with respect to our compliance with the conditions and covenants of the mortgage as may be required by the rules and regulations of the SEC. No periodic evidence is required to be furnished, however, as to the absence of defaults. (Article 9)

MODIFICATION OF THE MORTGAGE

    The mortgage and the rights of bondholders may be modified with the consent (in writing or given at a meeting of bondholders) of the holders of not less than 60% in principal amount of the first mortgage bonds then outstanding or, in the event that all series are not so affected, of not less than 60% in principal amount of the outstanding first mortgage bonds of all series which may be affected by any such modification voting together. Without the consent of the holder of each first mortgage bond affected, the bondholders have no power to:

    - extend the time of payment of the principal of or interest on any first mortgage bonds;

    - reduce the principal amount of or the rate of interest on any first mortgage bonds or otherwise modify the terms of payment of principal or interest;

    - permit the creation of any lien ranking prior to or on a parity with the lien of the mortgage with respect to any of the mortgaged property;

    - deprive any non-assenting bondholder of a lien upon the mortgaged property for the security of such bondholder's bonds; or

    - reduce the percentage of bondholders necessary to modify the mortgage.

    Such prohibition against modification does not prevent abolition of or changes in any sinking or other fund. (Article 15, as amended by the twenty-fourth supplemental indenture)

CONCERNING THE TRUSTEES

    We maintain a line of credit with the principal trustee and have other banking and trust relationships with each of the trustees.

    The mortgage provides that the holders of a majority in principal amount of the outstanding first mortgage bonds will have the right to require the trustees to take certain action on behalf of the bondholders. Under certain circumstances, however, the trustees may decline to follow such directions or to exercise certain of their powers. Prior to taking such action, the trustees are entitled to indemnity satisfactory to them against costs, expenses and liabilities that may be incurred in the course of such action. This right does not, however, impair the absolute right of any bondholder to enforce payment of the principal of and interest on the holder's first mortgage bonds when due. (Sections 9.16 and 9.17)

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                          DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock, of which 17,234,780 shares were outstanding as of June 30, 1999, 5,000,000 shares of cumulative preferred stock, of which no shares are outstanding, and 2,500,000 shares of preference stock, of which 500,000 shares are available for issuance under a rights agreement between Empire and ChaseMellon Shareholder Services.

    If the merger with UtiliCorp is completed, in exchange for each share of our common stock, our stockholders will have the option to receive $29.50 in cash or shares of UtiliCorp common stock with an average trading price of $29.50, in each case, subject to the adjustments described below.

    The merger agreement with UtiliCorp contains a collar provision under which the value of the merger consideration per share will decrease if UtiliCorp's common stock is below $22 per share preceding the closing of the merger and will increase if UtiliCorp's common stock is above $26 per share preceding the closing of the merger. Holders of our common stock may elect to take cash or stock, but total cash paid to them will be limited to no more than 50% of the total merger consideration, and the UtiliCorp common stock that may be issued in the merger is limited to 19.9% of the then outstanding common stock of UtiliCorp.

DIVIDEND RIGHTS

    Holders of our common stock are entitled to dividends, if, as and when declared by our board of directors out of funds legally available therefore subject to the prior rights of holders of our outstanding cumulative preferred and preference stock, if any, and our first mortgage bonds.

    Holders of our cumulative preferred or preference stock, if any, will be entitled to receive cumulative dividends if and when declared by our board of directors, and no dividend may be paid on our common stock unless full dividends on any outstanding cumulative preferred and preference stock have been paid or declared and set apart for payment and any required sinking fund payments with respect to such stock have been made.

    Our first mortgage bond indenture also restricts our ability to pay dividends on our common stock. Please see "Description of First Mortgage Bonds--Dividend Restriction".

VOTING RIGHTS

    Subject to the voting rights of holders of the cumulative preferred and preference stock, if any, and any series thereof, each holder of common stock is entitled to one vote per share.

    Holders of the cumulative preferred stock will not be entitled to vote except:

    - as required by the laws of the State of Kansas;

    - upon a proposal to merge or consolidate or to sell substantially all of our assets;

    - upon proposals to authorize or issue specified shares of cumulative preferred stock or to create, issue or assume specified indebtedness or to amend our Restated Articles of Incorporation in a way that would adversely affect any of the preferences or other rights given to holders of the cumulative preferred stock, if any; or

    - if dividends payable on outstanding shares of the cumulative preferred stock, if any, shall be accumulated and unpaid in an amount equivalent to four full quarterly dividends (in this case, until those dividends are paid, holders of preferred stock would have the right to elect a majority of our board of directors and have the right to vote, together with the holders of

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      common stock and the holders of preference stock, if any, entitled to vote, on all questions other than for the election of directors).

    Holders of any series of preference stock (subject to the prior rights of holders of any outstanding cumulative preferred stock) will have such voting rights as may be fixed by our board of directors for such series. Holders of preference stock will not otherwise be entitled to vote except as may be required by the laws of the State of Kansas.

PREFERENCE STOCK PURCHASE RIGHTS

    Each Share of our common stock carries with it one-half of one preference stock purchase right. For a full description of those rights, please see our Form 8-A/A Registration Statement dated June 19, 1999, which is incorporated into this prospectus by reference.

ARTICLES OF INCORPORATION

    BUSINESS COMBINATIONS. Our articles require the affirmative vote of at least 80% of all outstanding shares of our voting stock to approve any Business Combination, as defined below, with a Substantial Stockholder, as defined below. For this purpose, a Substantial Stockholder means any person or company that owns 5% of our outstanding voting stock. A Business Combination means:

    - any merger, consolidation or share exchange involving Empire;

    - any sale or other disposition by us to a Substantial Stockholder, or by a Substantial Stockholder to us, of assets worth $10 million or more;

    - the issuance or transfer by us of securities worth $10 million or more;

    - the adoption of any plan of liquidation or dissolution proposed by a Substantial Stockholder; or

    - any recapitalization or other restructuring of Empire that has the effect of increasing the proportionate ownership of a Substantial Stockholder.

    The 80% voting requirement does not apply if at least two-thirds of our Continuing Directors, as defined below, approve the Business Combination, or all of the following conditions have been met:

    - the ratio of (1) the per share consideration received by our stockholders in the Business Combination to (2) the fair market value of our stock immediately before the announcement of the Business Combination is at least equal to the ratio of (1) the highest price per share that the Substantial Stockholder paid for any shares of stock within the 2-year period prior to the Business Combination to (2) the fair market value of our stock immediately prior to the initial acquisition by the Substantial Stockholder of any stock during the 2-year period;

    - the per share consideration received by our stockholders in the Business Combination must be at least equal to the highest of the following:

        -- The highest price per share paid by the Substantial Stockholder within the 2-year period prior to the first public announcement of the Business Combination or in the transaction in which the stockholder became a Substantial Stockholder, whichever is higher, plus interest;

        -- the fair market value per share of our stock on the date of the first public announcement of the Business Combination or the date the stockholder became a Substantial Stockholder, whichever is higher;

        -- the book value per share of our stock on the last day of the calendar month immediately before (1) the date of the first public announcement of the Business Combination or (2) the date the stockholder became a Substantial Stockholder, whichever is higher; or

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        -- the highest preferential amount to which the stockholder is entitled in the event of a voluntary or involuntary liquidation or dissolution;

    - the consideration received by our stockholders must be in the same form paid by the Substantial Stockholder in acquiring its shares;

    - except as required by law, after the stockholder became a Substantial Stockholder there is no reduction in the rate of dividends, except as approved by at least two-thirds of the Continuing Directors; we do not take any action which allows any holder of any cumulative preferred stock or any preference stock to elect directors without the approval of the Continuing Directors; the Substantial Stockholder does not acquire any newly issued voting shares from Empire; and the Substantial Stockholder does not acquire any additional Empire voting shares or securities convertible into Empire voting shares after becoming a Substantial Stockholder;

    - prior to the consummation of the Business Combination, the Substantial Stockholder does not receive any financial assistance from us and does not make any change in our business or equity capital structure without approval of the Continuing Directors; and

    - a disclosure statement that satisfies the SEC's proxy rules is sent to the voting stockholders describing the Business Combination.

    For this purpose, Continuing Directors means directors who were directors before a Substantial Stockholder became a Substantial Stockholder or any person designated as a Continuing Director by at least two-thirds of the then Continuing Directors.

    AMENDMENT OF BY-LAWS. The Articles also require the affirmative vote of holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors to amend our By-Laws.

    CLASSIFIED BOARD. Under the Articles, our board of directors is divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders.

    NOTICE PROVISIONS. The Articles further require that stockholders give timely written notice to us of nominations for Empire directors they intend to make and business they intend to bring before a meeting of the stockholders. Notice is timely if received by our Secretary not less than 35 nor more than 50 days prior to a meeting. In the case of proposed business, the stockholder's notice must set forth information describing the business and in the case of nominations for directors, the Articles would further require that the stockholder's notice set forth certain information concerning the stockholder and the nominee.

    AMENDMENT. The affirmative vote of the holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors is required to amend or repeal the above described provisions or adopt a provision inconsistent therewith.

CERTAIN ANTI-TAKEOVER PROVISIONS

    CHANGE OF CONTROL AGREEMENTS. We have a Severance Plan which provides certain key employees with severance benefits. Five of our executive officers and 23 other key employees have entered into one-year agreements under the Severance Plan which are automatically extended for three years following a change in control and may be terminated thereafter. The approval of the merger with UtiliCorp by our stockholders at the special meeting held on September 3, 1999 constituted a change of control for the purposes of the Severance Plan.

    A participant in the Severance Plan is entitled to receive certain benefits in the event of certain involuntary terminations of employment (including terminations by the employee following certain changes in duties, benefits, etc. that are treated as involuntary terminations) occurring within three years after a change in control, or a voluntary termination of employment occurring between twelve and eighteen months after a change in control. A senior officer participant would be entitled to receive benefits of three times that participant's annual base salary and average annual incentive compensation. A participant who is not a senior officer would receive approximately two weeks of severance compensation for each full year of employment with Empire with a minimum of 17 weeks. Payments to participants resulting from involuntary terminations are to be paid in a lump sum within 30 days following termination, while payments resulting from voluntary termination are paid in monthly installments and cease if the participant becomes otherwise employed.

    In addition, all restricted stock held by a participant vests upon a voluntary or involuntary termination after a change in control. Also, all participants who qualify for payments under the Severance Plan will continue to receive benefits for a specified period of time under our health, insurance and other employee benefit plans in existence at the time of the change in control, and senior officer participants will be entitled to supplemental payments equal to the additional benefits they would have earned under our qualified and nonqualified defined benefit plans at the time they begin to receive benefits. If any payments under the Severance Plan are subject to the excise tax on "excess parachute payments" under Section 4999 of the Internal Revenue Code, senior officer participants are also entitled to an additional amount essentially designed to put them in the same after-tax position as if this excise tax had not been imposed.

    KANSAS BUSINESS COMBINATION STATUTE. We are subject to the provisions of the "business combination statute" in Kansas (Sections 17-12,100 to 12,104 of the Kansas General Corporation Code). This statute prevents an "interested stockholder" from engaging in a "business combination" with a Kansas corporation for three years following the date such person became an interested stockholder, unless:

    - prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder;

    - upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares held by specified employee stock ownership plans; or

    - on or after the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The statute defines a "business combination" to include:

    - any merger or consolidation involving the corporation and an interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder;

    - subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

    - any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

    In addition, the statute defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIQUIDATION RIGHTS

    On liquidation the holders of the common stock are entitled to receive any of our assets remaining after distribution to the holders of cumulative preferred and preference stock, if any, of the liquidation preferences of such classes of stock and accumulated unpaid dividends thereon.

OTHER

    In addition to the limitations described above under "--Dividend Rights", we may not purchase any shares of common stock unless full dividends shall have been paid or declared and set apart for payment on the outstanding cumulative preferred and preference stock, if any, and any required sinking fund payments with respect to such stock have been made. The common stock is not subject to redemption and has no conversion or preemptive rights.

                              PLAN OF DISTRIBUTION

    We may sell the securities in any of the following ways:

    - through underwriters or dealers;

    - directly to one or more purchasers; or

    - through agents.

    The applicable prospectus supplement will set forth the terms of the offering of any securities, including:

    - the names of any underwriters or agents;

    - the purchase price of the securities being offered and the proceeds to us from such sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - any initial public offering price;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the securities being offered may be listed.

    If underwriters are used in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities being offered will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities being offered if any of the securities being offered are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

    Securities also may be sold directly by us or through agents that we designate from time to time. Any agent involved in the offer or sale of securities will be named and any commissions payable by us to such agent will be described in the applicable prospectus supplement. Unless otherwise described in

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the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

    If underwriters are used in any sale of our common stock, the purchase agreement in connection with that sale may provide for an option on the part of the underwriters to purchase additional shares of our common stock within thirty days of the execution of the purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the prospectus supplement in connection with the common stock offered thereby.

    If indicated in a prospectus supplement relating to our unsecured debt securities or our first mortgage bonds, we may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such unsecured debt securities or first mortgage bonds from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate amount of the unsecured debt securities or first mortgage bonds sold pursuant to the delayed delivery contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. The delayed delivery contracts will not be subject to any conditions except:

    - the purchase by an institution of the unsecured debt securities or first mortgage bonds covered by its delayed delivery contract shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

    - if the unsecured debt securities or first mortgage bonds are being sold to underwriters, we shall have sold to those underwriters the total amount of the unsecured debt securities or first mortgage bonds less the amount thereof covered by the delayed delivery contracts. The underwriters will not have any responsibility in respect of the validity or performance of the delayed delivery contracts.

    If dealers are utilized in the sale of any securities we will sell those securities to the dealers, as principal. Any dealer may then resell those securities to the public at varying prices as it determines at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement relating to the securities being offered thereby.

    We have not determined whether the unsecured debt securities or first mortgage bonds will be listed on a securities exchange. Underwriters will not be obligated to make a market in any of the securities. We cannot predict the activity of trading in, or liquidity of, our unsecured debt securities or first mortgage bonds. The common stock will be listed on the New York Stock Exchange.

    Any underwriters, dealers or agents participating in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform service for, us or our affiliates in the ordinary course of business.

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
                                 LEGAL OPINIONS

    Certain legal matters in connection with the securities are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C.

    As of September 30, 1999, members of Spencer, Scott & Dwyer, P.C. held an aggregate of 6,425 shares of our common stock.

                                    EXPERTS

    The Empire District Electric Company's financial statements incorporated in this prospectus by reference to Empire's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    UtiliCorp United, Inc.'s financial statements and schedules incorporated in this prospectus by reference to UtiliCorp United, Inc.'s Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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                                1,750,000 SHARES
                      THE EMPIRE DISTRICT ELECTRIC COMPANY
                                  COMMON STOCK

                                     [LOGO]

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                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                           A.G. EDWARDS & SONS, INC.

                           JEFFERIES & COMPANY, INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

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